SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]    Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required, effective October 7, 1996 )

        For fiscal year ended:   December 31, 1999

Or

[   ]    Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
        (No fee required )

 For the transition period from                                               to

        Commission file number:    333-25213

        A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Saks Incorporated 401(k) Retirement Plan

        B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Saks Incorporated
750 Lakeshore Drive, Birmingham, AL  35211

SIGNATURES

        The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                             Saks Incorporated 401(k) Retirement Plan
                                                                             (Name of Plan)

Date:   June 28, 2000                        By:  ______________________________
                                                                 Douglas E. Coltharp
                                                                 Executive Vice President and Chief
                                                                 Financial Officer

Saks Incorporated
401(k) Retirement Plan
Financial Statements and Supplemental Schedules
For the Year Ended December 31, 1999

Saks Incorporated 401(k) Retirement Plan
Table of Contents

                                                                                         Pages

Report of Independent Accountants                                                                       1

Financial Statements:
    Statements of Net Assets Available for Plan Benefits
      December 31, 1999 and 1998                                                                         2

      Statement of Changes in Net Assets Available for Plan Benefits
        for the year ended December 31, 1999                                                          3

      Notes to Financial Statements                                                                        4 - 8

Supplemental Schedules:
      *Schedule H, Line 4i - Schedule of Assets Held for
           Investment Purposes as of December 31, 1999                                           9

      *Schedule H, Line 4j - Schedule of Reportable Transactions
           for the year ended December 31, 1999                                                   10 - 11

*Refers to item number in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the year ended December 31, 1999.

Report of Independent Accountants

To the Administrator
Saks Incorporated 401(k) Retirement Plan

In our opinion, the accompanying financial statements present fairly, in all material respects, the net assets available for plan benefits of the Saks Incorporated 401(k) Retirement Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit of the Plan's financial statements as of and for the year ended December 31, 1999 was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules, as listed on the accompanying index, are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers, LLP

June 21, 2000

Saks Incorporated 401(k) Retirement Plan
Statements of Net Assets Available for Plan Benefits
December 31, 1999 and 1998

ASSETS	1999	1998

Investments, at fair value	$ 291,825,748	$ 181,492,127
Employee contribution receivable	1,106,642	830,642
Employer contribution receivable	3,924,156	2,328,941

Total assets	296,856,546	184,651,710

LIABILITIES AND NET ASSETS
AVAILABLE FOR PLAN BENEFITS

Accrued administrative fees	105,680	135,325

Net assets available for plan benefits	$ 296,750,866	$ 184,516,385

The accompanying notes are an integral part of these financial statements.

Saks Incorporated 401(k) Retirement Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 1999

Increase in net assets available for plan benefits:
Interest and dividend income	$ 8,987,221
Contributions:
Employer	3,797,649
Employee	19,850,047
Rollover	3,196,192
Merged plan transfers	120,622,509

Total increases	156,453,618

Decrease in net assets available for plan benefits:
Benefit payments	40,664,057
Administrative fees	1,422,838
Net depreciation in fair value of investments	2,132,242

Total decreases	44,219,137

Net increase	112,234,481

Net assets available for plan benefits, beginning of year	184,516,385

Net assets available for plan benefits, end of year	$ 296,750,866

Saks Incorporated 401(k) Retirement Plan
Notes to Financial Statements
For the Year Ended December 31, 1999

  Description of the Plan

  Effective October 1, 1993, Saks Incorporated ("Saks" or the "Employer") adopted the Saks Incorporated 401(k) Retirement Plan (the Plan) in order to provide retirement benefits for its eligible employees. The following description of the Plan provides only general information. Participants should refer to the plan agreement (the "Agreement") for a more complete description of the Plan's provisions.

  General - The Plan is a defined contribution plan covering all eligible employees of Saks and certain subsidiaries who are a minimum 21 years of age and have completed at least one year of employment. Leased employees, individuals who are represented by collective bargaining groups and certain other employees as defined in the Agreement are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

  During 1999, net assets of approximately $86 million was transferred to the Plan from the Carson Pirie Scott & Company Savings Plan (the Carson Plan). Also during 1999 approximately $35 million was transferred to the Plan from the Mercantile Stores Savings, Profit Sharing and Supplemental Retirement Plan (the Mercantile Plan) and the C.J. Gayfer Company, Inc. Savings and Profit Sharing Plan (the Gayfer Plan). Such transfers are reflected in the statement of changes in net assets available for plan benefits as merged plan transfers. Accordingly, the statement of changes in net assets available for plan benefits for the year ended December 31, 1999 includes all activity of the Carson, Mercantile and Gayfer's plans subsequent to the respective transfer dates.

  Contributions - The Employer contributes to the Plan a discretionary amount of cash or employer stock as approved by the Employer's Board of Directors. The Employer's contributions are not mandatory and are not based on the operations or net profits of the Employer. Employer contributions may be 0% or any positive percentage multiplied by matchable salary deferrals, as defined in the Plan. Employer contributions may not exceed 5% of the compensation of each participant making salary deferral contributions. For the 1999 plan year, the Employer's matching contribution was an amount equal to 30% or 50% of the first 5% of total compensation that a participant elects to defer, depending on the subsidiary.

  Participants voluntarily contribute to the Plan up to 20% of the total compensation paid by the Employer to such participants subject to certain limitations set annually by the Internal Revenue Service. Participant's direct the investment of their contributions, as well as the Employer's contributions, into various investment options offered by the Plan. The Plan currently offers seven mutual funds and Employer common stock as investment options for participants.

  Participant Accounts - Each participant's account is credited with the participant's contribution, the Employer's discretionary contribution, and an allocation of the Plan's earnings or losses. Allocations are based on account balances as defined by the Agreement.

  Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer's discretionary contribution plus actual earnings thereon is based on years of credited service as follows:

                                  Years of                                Vested
                                   Service                               Percentage

                                  Less than 5                                     0%
                                  5 or more                                    100%

  The vested percentage shall be 100% for a participant on and after attainment of normal retirement age, death, or disability (all as defined in the Agreement).

  Certain amounts transferred into the Plan as a merged plan transfer vest according to separate vesting schedules, as defined in the Agreement.

  Participant Loans - Prior to January 1999, the Plan did not allow participants to borrow from their fund accounts. However, in connection with the mergers of certain plans into the Plan, outstanding loans under such plans were transferred to the Plan. At December 31, 1998 such outstanding balances aggregated $240,025. Effective January 1, 1999, the Plan was amended to allow participants to borrow from their fund accounts. The loans are collateralized by the balance in the participants account and bear interest at a rate commensurate with local prevailing rates as determined quarterly. At December 31, 1999, interest rates ranged from 7.25% to 11%. At December 31, 1999, the total outstanding loan balance aggregated $6,296,351, of which $3,762,880 was transferred from the Carson Plan, the Mercantile Plan and the Gayfer Plan.

  Forfeitures - Forfeitures occur when a nonvested participant receives a distribution of the full vested value of their account or incurs five consecutive breaks in service, as defined in the Agreement. Forfeitures are first applied to reinstate previously forfeited accounts which are required to be reinstated as defined in the Agreement. Additional forfeitures are used to reduce future employer contributions. At December 31, 1999 and 1998, the Plan had $288,917 and $180,129 of unallocated forfeitures included in net assets available for plan benefits, respectively.

  Distribution of Benefits - Plan benefits are distributed upon retirement, death, or termination of service. A participant may elect to receive a lump sum distribution equal to the vested balance of his/her account or periodic installments over a period of time not exceeding the participant's life expectancy (or the joint life expectancy of the participant and his/her beneficiary).

  Saks Incorporated 401(k) Retirement Plan
  Notes to Financial Statements
  For the Year Ended December 31, 1999

  Termination of the Plan - Although it has not expressed any intent to do so, the Employer has the right to terminate the Plan at any time. In the event of termination of the Plan, participants become fully vested and are entitled to the full value of their accounts.

  Significant Accounting Policies

  Basis of Accounting - The accounts of the Plan are maintained on the accrual basis of accounting and have been prepared in conformity with generally accepted accounting principles.

  Risks and Uncertainties - The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Generally all investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances, and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

  Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated April 23, 1998, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ( IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the  IR C. Therefore, no provision for income taxes has been included in the financial statements.

  Valuation of Investments - Investments of the Plan are stated in the accompanying financial statements at fair value as determined by the trustee based on quoted market prices.

  Purchases and sales of investments are reflected as of the trade date. Investment income is recorded when earned.

  In accordance with the policy of stating investments at fair value, the Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions - Contributions from the Employer are accrued based on amounts declared by the Employer's Board of Directors. Contributions from employees are recorded in the period in which the Employer makes the deductions from the participant's payroll.

  Saks Incorporated 401(k) Retirement Plan
  Notes to Financial Statements
  For the Year Ended December 31, 1999

  Expenses of the Plan - Expenses of $1,422,838 incurred in the administration of the Plan during the 1999 plan year were paid by the Plan. The Plan funds payment of expenses by assessing a proportional annual charge on the fair value of each fund. Certain Plan expenses are paid by the Employer.

  Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

  Investments

  Investment information as of December 31, 1999 and 1998 and for the year ended December 31, 1999 is as follows:

	1999	1998

Money market funds:
AmSouth Prime Obligation	$ 162,816	$ 609,459
Mutual funds:
Franklin Small Cap Growth	28,355,011	12,231,369
LaSalle Income Plus	52,491,114	19,011,376
Vanguard Institutional Index	81,933,394	39,214,039
Strong Corporate Bond	11,527,439	11,182,798
Vanguard/Wellington	46,654,501	21,708,316
Neuberger & Berman Genesis Trust	22,872,514	11,974,598
Warburg Pincus International Equity	14,746,433	5,355,844
Common stock:
Saks Incorporated	26,786,175	59,964,303
Participant loans	6,296,351	240,025

	$ 291,825,748	$ 181,492,127

Interest and dividend income	$ 8,987,221

Net depreciation in fair value of investments	$ (1,903,557)

  The Franklin Small Cap Growth Fund, the LaSalle Income Plus Fund, the Vanguard Institutional Index Fund, the Vanguard/Wellington Fund, the Neuberger & Berman Genesis Trust Fund and the Company's common stock exceeded 5% of the Plan's net assets available for plan benefits at December 31, 1999 and 1998, respectively. Additionally, the Strong Corporate Bond Fund exceeded 5% of the Plan's net assets available for plan benefits at December 31, 1998.

  Saks Incorporated 401(k) Retirement Plan
  Notes to Financial Statements
  For the Year Ended December 31, 1999

  The Plan's investments (including investments bought and sold, as well as those held during the year) had net depreciation in value of $(1,903,557) during the year ended December 31, 1999, as follows:

                      Mutual funds                                    $25,228,183
                        Common stock                                 (27,131,740)

                                                                               $ (1,903,557)

  Form 5500

Any differences existing between the Form 5500 and the numbers included in this report relate to accruals reflected in the financial statements and amounts allocated to withdrawing participants on the Form 5500 for benefit claims that were processed and approved for payment before December 31, 1999, but that had not yet been paid.

Supplemental Schedules

Saks Incorporated 401(k) Retirement Plan
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
As of December 31, 1999

a.	b. Identity of Issuer, Borrower, Lessor, or Similar Party	c. Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	d. Cost	e. Current Value

*	AmSouth Prime Obligation	Money Market fund	$ 162,816	$ 162,816
	LaSalle Income Plus	Mutual fund	52,491,114	52,491,114
	Strong Corporate Bond	Mutual fund	11,998,160	11,527,439
	Vanguard/Wellington	Mutual fund	50,177,260	46,654,501
	Vanguard Institutional Index	Mutual fund	69,023,753	81,933,394
	Neuberger & Berman Genesis Trust	Mutual fund	23,971,718	22,872,514
	Franklin Small Cap Growth	Mutual fund	15,267,251	28,355,011
	Warburg Pincus International Equity	Mutual fund	10,582,310	14,746,433
*	Saks Incorporated	Common stock	27,024,005	26,786,175
*	Participant Loans	Various interest rates and maturities		6,296,351

			$260,698,387	$291,825,748

*	Party-in-interest to the Plan

Saks Incorporated 401(k) Retirement Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999

I.        Single transactions exceeding 5% of assets

NONE

II.        Series of transactions involving property other than securities.

NONE

III.        Series of transactions of same issue exceeding 5% of assets.

NONE

IV.       Transactions in conjunction with same person involved in reportable single transactions.

NONE

Saks Incorporated 401(k) Retirement Plan
Schedule H, Line 4j - Schedule of Reportable Transactions
For the Year Ended December 31, 1999

        No Schedule of Reportable Transactions would be prepared as investments are participant-directed.  Only nonpartcipant-directed transactions are required to be reported.